UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10-A)*

GENERAL COMMUNICATION, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

369385 10 9
(CUSIP Number)

John M. Lowber
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9

(1)           Names of Reporting Persons: Ronald A. Duncan
I.R.S. Identification No. of Above Persons (entities only).

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  □ (b)  ☑

(3)           SEC Use Only

(4)           Source of Funds (See Instructions)  PF, OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

(6)           Citizenship or Place of Organization  United States of America
Number of Shares Beneficially Owned by Each Reporting Person With (1)	(7)	Sole Voting Power	1,559,722 (2)
	(8)	Shared Voting Power	131 (3)
	(9)	Sole Dispositive Power	1,559,722 (2)
	(10)	Shared Dispositive Power	131 (3)

(11)           Aggregate Amount Beneficially Owned by Each Reporting Person
1,959,853 (2), (3), (4)

(12)           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

(13)           Percent of Class Represented by Amount in Row (11)  4.4% (2), (3), (4), (5)

(14)           Type of Reporting Person (See Instructions)  IN
-----------------------------------------------
(1)           As of November 5, 2010 (the “Event Date”).

(2)           Includes shares of Class B Common Stock, no par value per share, of the Issuer (the “Class B Common Stock”) beneficially owned by Mr. Duncan since each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(3)           Shares of Class A Common Stock held by Missy, LLC, which is 25% owned by Mr. Duncan.

(4)           Includes the following: (a) 153,435 shares of Class A Common Stock and 6,219 shares of Class B Common Stock allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan (the “401(k) Plan”); (b) 400,000 shares of Class A Common Stock subject to options granted under the Issuer’s Stock Option Plan to Mr. Duncan which he has the right to acquire within 60 days of the Event Date by the exercise of stock options; (c) 744,424 shares of Class A Common Stock and 655,644 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (and for which 291,751 shares of Class B Common Stock are pledged as security); and (d) 131 shares of Class A Common Stock held by Missy, LLC, which is 25% owned by Mr. Duncan.  Does not include the following: (a) 35,560 shares of Class A Common Stock or 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership; or (b) 30,660 shares of Class A Common Stock or 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(5)           Based on 44,197,545 shares of Class A Common Stock outstanding (as provided by the Issuer), and 661,863 shares of Class B Common Stock beneficially owned by Mr. Duncan, as of the Event Date.

This Amendment No. 10-A (this “Tenth Amendment”) hereby amends and supplements, but is not a complete restatement of, the Schedule 13D filed on behalf of Ronald A. Duncan (“Mr. Duncan”) with the United States Securities and Exchange Commission (the “Commission”) as a result of an event on May 1, 1988, as amended by Amendment No. 1-A filed with the Commission as a result of an event on January 1, 1989, Amendment No. 2-A filed with the Commission as a result of an event on July 21, 1989, Amendment No. 3-A filed with the Commission as a result of an event on June 18, 1991, Amendment No. 4-A filed with the Commission on November 1, 1992, Amendment No. 5-A filed with the Commission as a result of an event on February 1, 1993, Amendment No. 6-A filed with the Commission as a result of an event on May 28, 1993, Amendment No. 7-A filed with the Commission on November 14, 1996, Amendment No. 8-A filed with the Commission on October 6, 1997, and Amendment No. 9-A (the “Ninth Amendment”) filed with the Commission on November 25, 1998 (the Schedule 13D, with all amendments other than this Tenth Amendment, the “Schedule 13D”).  Capitalized terms used but not defined in this Tenth Amendment carry the meanings given to them in the Ninth Amendment.  This Tenth Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

As stated below, Mr. Duncan has ceased to be the beneficial owner of more than five percent of the aggregate of Class A Common Stock and Class B Common Stock of the Issuer.

The Schedule 13D is supplemented and amended as follows:

Item 1.                                Security and Issuer.

The text of Item 1 of the Schedule 13D is amended and restated in its entirety to read as follows:

The class of securities to which this Schedule 13D relates is the Class A Common Stock, no par value per share (the “Class A Common Stock”), of General Communication, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

The Issuer has also issued shares of Class B Common Stock, each of which is convertible into one share of Class A Common Stock.  As a result, the calculations set forth in this Schedule 13D will include the number of shares of Class B Common Stock deemed to be beneficially owned by Mr. Duncan.

Item 2.                                Identity and Background.

There are no revisions to Item 2 except that the text of Item 2(c) of the Schedule 13D is amended and restated to read in its entirety as follows:

(c)           Present principal occupation:  President of General Communication, Inc., 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Item 3.                                Source and Amount of Funds or Other Consideration

The text of Item 3 of the Schedule 13D is amended and supplemented to include the following at the end of such Item 3:

The transactions reported by Mr. Duncan in this Schedule 13D after October 30, 1998 result from the acquisition of shares with Mr. Duncan’s personal funds, the acquisition of shares upon the exercise of stock options, the acquisition of shares or options in exchange for services rendered by Mr. Duncan as a director of the Issuer, the acquisition of 201,893 shares of Class B Common Stock in exchange for 201,893 shares of Class A Common Stock pursuant to the Share Exchange Agreement (as defined below), the application of funds in the 401(k) Plan to acquire shares of Class A Common Stock or Class B Common Stock, the disposition of shares of Class A Common Stock or Class B Common Stock held by the Issuer for the benefit of Mr. Duncan in the 401(k) Plan, and the termination of the Voting Agreement.

Some of the shares of Class A Common Stock and Class B Common Stock are held by Mr. Duncan in margin accounts.  Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of such shares.

Item 4.                                Purpose of Transaction

The text after the first paragraph of Item 4 of the Ninth Amendment is amended and restated in its entirety to include the following:

Pursuant to Number 11 in the Cover Page of the Ninth Amendment, Mr. Duncan reported that, as of October 30, 1998, he beneficially owned an aggregate amount of 11,807,925 shares of Class A Common Stock and Class B Common Stock, which represented 23.8% of all outstanding shares of Class A Common Stock and the number of shares of Class B Common Stock that were deemed to be beneficially owned by Mr. Duncan.  This amount included 1,175,723 shares of Class A Common Stock that were beneficially owned by Mr. Duncan and to which Mr. Duncan was reported to have a pecuniary interest, 468,237 shares of Class B Common Stock that were beneficially owned by Mr. Duncan and to which Mr. Duncan was reported to have a pecuniary interest, and an aggregate of 10,163,965 shares of Class A Common Stock and Class B Common Stock that were beneficially owned by Robert M. Walp (“Mr. Walp”) and MCI that were subject to the Voting Agreement.

This aggregate amount should have included 961,832 (rather than 1,175,723) shares of Class A Common Stock beneficially owned by Mr. Duncan, consisting of the following: (1) 861,462 shares to which Mr. Duncan had a pecuniary interest and which were subject to the Voting Agreement; and (2) 100,370 shares allocated to Mr. Duncan in the 401(k) Plan. The Ninth Amendment incorrectly reported that Mr. Duncan beneficially owned 18,560 shares held by the Amanda Miller Trust, where Ms. Miller is the daughter of Mr. Duncan’s spouse, Dani Bowman, and the beneficiary of the trust.  Mr. Duncan disclaimed beneficial ownership of such shares as of October 30, 1998.  The Ninth Amendment also incorrectly reported that Mr. Duncan beneficially owned 105,111 shares and 90,220 shares of Class A Common Stock held by the Issuer in treasury pursuant to the First Duncan Deferred Compensation Agreement and the Second Duncan Deferred Compensation Agreement, respectively.  Lastly, these 967,887 shares did not include shares held by Ms. Bowman individually, to which shares Mr. Duncan disavowed any interest.

This aggregate amount should also have included 459,995 (rather than 468,237) shares of Class B Common Stock beneficially owned by Mr. Duncan, consisting of the following: (1) 453,751 shares to which Mr. Duncan had a pecuniary interest and which were subject to the Voting Agreement; and (2) 6,244 shares allocated to Mr. Duncan in the 401(k) Plan. The Ninth Amendment incorrectly reported that Mr. Duncan beneficially owned 8,242 shares held by the Amanda Miller Trust when, in fact, Mr. Duncan disclaimed beneficial ownership of such shares.  These 459,995 shares also did not include shares held by Ms. Bowman individually, to which shares Mr. Duncan disavowed any interest.

Lastly, this aggregate amount correctly included the 10,163,965 shares of Class A Common Stock and Class B Common Stock that were owned by the other parties to the Voting Group as follows: (1) to the best knowledge and belief of Mr. Duncan, 335,616 shares of Class A Common Stock and 301,049 shares of Class B Common Stock were owned by Mr. Walp and subject to the Voting Agreement (with an additional 38,229 shares of Class A Common Stock and 2,408 shares of Class B Common Stock allocated to Mr. Walp in the 401(k) Plan but not subject to the Voting Agreement); and (2) to the best knowledge and belief of Mr. Duncan, 8,251,509 shares of Class A Common Stock and 1,275,791 shares of Class B Common Stock were owned by MCI and subject to the Voting Agreement.

Mr. Duncan disavowed any pecuniary interest in any shares owned by Mr. Walp or MCI. Further, Mr. Duncan expressly declares that the filing of the Schedule 13D or this Tenth Amendment shall not be construed as an admission that he ever was, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D or this Tenth Amendment other than those shares of Class A Common Stock or Class B Common Stock to which Mr. Duncan reports beneficial ownership.

For the reasons described in the preceding paragraphs, as of October 30, 1998, Mr. Duncan actually beneficially owned an aggregate amount of 11,585,792 shares of Class A Common Stock and Class B Common Stock, which represented 24.6% of all outstanding shares of Class A Common Stock and the number of shares of Class B Common Stock that were reported as or deemed to be beneficially owned by Mr. Duncan, based on the number of shares of Class A Common Stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Commission on May 1, 1998 and the number of shares of Class B Common Stock beneficially owned by Mr. Duncan as reported in the preceding paragraphs.

From October 30, 1998 through April 10, 2001 (the record date set forth in the Definitive Proxy Statement filed by the Issuer with the Commission on April 30, 2001), the following transactions occurred:

(1)           Mr. Duncan exercised an option to acquire 50,000 shares of Class A Common Stock, the Issuer entered into an aircraft operating lease with a company owned by Mr. Duncan pursuant to which the company was granted an option (the “Duncan Company Option”) to purchase 250,000 shares of Class A Common Stock at an exercise price of $6.50 per share (of which only 127,777 shares of Class A Common Stock were vested as of April 10, 2001) and an additional 16,945 shares of Class A Common Stock were acquired and allocated to Mr. Duncan in the 401(k) Plan.  As a result, Mr. Duncan beneficially owned 1,156,554 shares of Class A Common Stock as of April 10, 2001 (of which 117,315 were allocated to Mr. Duncan in the 401(k) Plan).

(2)           An additional 26 shares of Class B Common Stock were acquired and allocated to Mr. Duncan in the 401(k) Plan. As a result, Mr. Duncan beneficially owned 460,021 shares of Class B Common Stock as of April 10, 2001 (of which 6,270 shares were allocated to Mr. Duncan in the 401(k) Plan).

(3)           Mr. Walp sold a net of 9,979 shares of Class A Common Stock in various transactions.  As a result, to the best knowledge and belief of Mr. Duncan, Mr. Walp beneficially owned 325,637 shares of Class A Common Stock as of April 10, 2001 (of which 38,229 shares were allocated to Mr. Walp in the 401(k) Plan but not subject to the Voting Agreement).

No other changes occurred to the number of shares of Class A Common Stock and Class B Common Stock held by Mr. Duncan, Mr. Walp or MCI during this period.  As a result, as of April 10, 2001, Mr. Duncan beneficially owned 11,770,561 shares of Class A Common Stock and Class B Common Stock, which represented 23.2% of all outstanding shares of Class A Common Stock, and the number of shares of Class B Common Stock that were reported as or deemed to be beneficially owned by Mr. Duncan, based on the numbers of each as reported in the Definitive Proxy Statement filed by the Issuer with the Commission on April 30, 2001.

From April 10, 2001 through April 10, 2002 (the record date set forth in the Definitive Proxy Statement filed by the Issuer with the Commission on April 30, 2002), the remaining 122,223 shares of Class A Common Stock that were subject to the Duncan Company Option were vested, an additional 5,386 shares of Class A Common Stock were acquired and allocated to Mr. Duncan in the 401(k) Plan, and Mr. Duncan engaged in various other transactions that caused him to increase his beneficial ownership of Class A Common Stock by 300,317 shares.  Mr. Duncan, consequently, beneficially owned 1,584,180 shares of Class A Common Stock (of which 250,000 shares were subject to the Duncan Company Option and 122,701 shares were allocated to Mr. Duncan in the 401(k) Plan).  No other changes occurred to the number of shares of Class A Common Stock and Class B Common Stock beneficially owned by Mr. Duncan during this period.  In addition, the Voting Agreement expired no later than June 7, 2001 (i.e., the date of the 2001 Annual Shareholders’ Meeting of the Issuer) and, upon expiration, Mr. Duncan was no longer deemed to beneficially own the shares that were owned by Mr. Walp or MCI and were subject to the Voting Agreement.  As a result, as of April 10, 2002, Mr. Duncan beneficially owned 2,044,201 shares of Class A Common Stock and Class B Common Stock, which represented 4.0% of all outstanding shares of Class A Common Stock, and the number of shares of Class B Common Stock beneficially owned by Mr. Duncan, in each case as reported in the Definitive Proxy Statement filed by the Issuer with the Commission on April 30, 2002.

As of April 10, 2002, Mr. Duncan ceased to be the beneficial owner of more than five percent of the aggregate of the outstanding Class A Common Stock of the Issuer, together with the number of shares of Class B Common Stock of the Issuer that Mr. Duncan beneficially owned.

From April 10, 2002 to September 8, 2003, Mr. Duncan engaged in various transactions, and the 401(k) Plan acquired an additional 2,386 shares of Class A Common Stock and allocated them to Mr. Duncan, so that, as of September 8, 2003, Mr. Duncan beneficially owned 1,381,166 shares of Class A Common Stock (of which 125,087 shares were allocated to Mr. Duncan in the 401(k) Plan) and 460,021 shares of Class B Common Stock (of which 6,270 shares were allocated to Mr. Duncan in the 401(k) Plan).

From September 8, 2003, to May 3, 2010 (the record date set forth in the Definitive Proxy Statement filed by the Issuer with the Commission on May 19, 2010), Mr. Duncan and the 401(k) Plan engaged in the following transactions:

(1)           Mr. Duncan sold an aggregate of 737,127 shares of Class A Common Stock in 18 transactions, ranging in price from an average of $5.7600 per share to an average of $15.7300 per share, and purchased 100,000 shares of Class A Common Stock in a single transaction at an average price of $15.3400 per share;

(2)           Mr. Duncan received 6 Board of Director stock grants and 1 Service Award for an aggregate of 21,665 shares of Class A Common Stock;

(3)           Mr. Duncan received a restricted stock award from the Issuer for 300,000 shares of Class A Common Stock;

(4)           Missy, LLC, a limited liability company for which Mr. Duncan owns a 25% ownership interest, purchased 523 shares of Class A Common Stock;

(5)           The 401(k) Plan sold an aggregate of 12,386 shares of Class A Common Stock in 6 transactions for the benefit of Mr. Duncan and purchased an aggregate of 40,734 shares of Class A Common Stock in 7 transactions and allocated them to Mr. Duncan;

(6)           The 401(k) Plan sold an aggregate of 51 shares of Class B Common Stock in 2 transactions for the benefit of Mr. Duncan; and

(7)           Mr. Duncan received and exercised various options to purchase shares of Class A Common Stock, and he currently holds options to purchase 400,000 shares of Class A Common Stock that he had the right to exercise within 60 days of May 3, 2010.

At no time was Mr. Duncan the beneficial owner of more than 5 percent of the Class A Common Stock of the Issuer, together with the number of shares of Class B Common Stock of the Issuer that Mr. Duncan beneficially owned, as reported on the record dates set forth in the Definitive Proxy Statements filed by the Issuer with the Commission from 2003 through 2010.

As a result of the transactions described above, as of May 3, 2010, Mr. Duncan beneficially owned 1,494,183 shares of Class A Common Stock (of which 400,000 shares were subject to Issuer options and 153,435 shares were held by the 401(k) Plan for the benefit of Mr. Duncan) and 459,970 shares of Class B Common Stock (of which 6,219 shares were held by the 401(k) Plan for the benefit of Mr. Duncan).  Therefore, as of May 3, 2010, Mr. Duncan beneficially owned 1,954,153 of the Class A Common Stock and Class B Common Stock, which represented 3.8% of all outstanding shares of Class A Common Stock, and the number of shares of Class B Common Stock beneficially owned by Mr. Duncan, in each case as reported in the Definitive Proxy Statement filed by the Issuer on May 3, 2010 with the Commission (the “2010 Proxy”).

On June 1, 2010, Mr. Duncan received a Board of Directors stock grant from the Issuer for 5,700 shares of Class A Common Stock.  On October 21, 2010, the Issuer entered into a Stock Purchase Agreement with the Arctic Slope Regional Corporation (“ASRC”), pursuant to which the Issuer repurchased 7,486,240 shares of Class A Common Stock from ASRC for $10.16 per share (with the repurchased stock returning to the status of authorized but unissued common stock).  Lastly, on the Event Date, Mr. Duncan entered into an oral agreement with Mr. Walp pursuant to which Mr. Duncan conveyed 201,893 shares of Class A Common Stock to Mr. Walp in exchange for 201,893 shares of Class B Common Stock from Mr. Walp (the “Share Exchange Agreement”).

As a result, as of the Event Date, Mr. Duncan beneficially owns 1,297,990 shares of Class A Common Stock (of which 400,000 shares are subject to Issuer options, 131 shares are held by Missy, LLC and 153,435 shares are allocated to Mr. Duncan in the 401(k) Plan) and 661,863 shares of Class B Common Stock (of which 6,219 shares are allocated to Mr. Duncan in the 401(k) Plan).  Collectively, Mr. Duncan beneficially owns 1,959,853 shares of the Class A Common Stock and Class B Common Stock, which represents 4.4% of all outstanding shares of Class A Common Stock, and the number of shares of Class B Common Stock beneficially owned by Mr. Duncan, in each case based on 44,197,545 shares of Class A Common Stock outstanding, as provided by the Issuer, and 661,863 shares of Class B Common Stock beneficially owned by Mr. Duncan, as of the Event Date.

Mr. Duncan is the President of the Issuer.  He currently owns shares of Class A Common Stock and Class B Common Stock for investment purposes only.  Mr. Duncan will review his investments in Class A Common Stock and Class B Common Stock from time to time and, subject to applicable law and regulation and depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of the Class A Common Stock or Class B Common Stock or other securities related to the Issuer, and other general market and investment conditions, he may determine to (1) acquire additional Class A Common Stock or Class B Common Stock through open market purchases or otherwise; (2) sell Class A Common Stock or Class B Common Stock through open market sales or otherwise; or (3) otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.  Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that Mr. Duncan will take any such actions.

Except as set forth in the Schedule 13D or this Tenth Amendment, Mr. Duncan has no present plans or proposals which may relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Item 5                                Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)           The aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock beneficially owned by Mr. Duncan as of the Event Date are 1,959,853 shares and 4.4%, respectively.

These shares consist of the following:  (1) 744,424 shares of Class A Common Stock and 655,644 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (and for which 291,751 shares of Class B Common Stock are pledged as security); (2) 400,000 shares of Class A Common Stock which are subject to Issuer options granted to Mr. Duncan which he has the right to acquire within 60 days by exercise of the stock options; and (3) 153,435 shares of Class A Common Stock and 6,219 shares of Class B Common Stock that are allocated to Mr. Duncan in the 401(k) Plan; and (4) 131 shares of Class A Common Stock held by Missy, LLC, which is 25% owned by Mr. Duncan.  These shares do not include the following: (1) 35,560 shares of Class A Common Stock or 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership; or (2) 30,660 shares of Class A Common Stock or 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(b)           The number of shares of Class A Common Stock and Class B Common Stock as to which the following apply to Mr. Duncan are as follows:  (1) sole power to vote or to direct the vote:  1,559,722; (2) shared power to vote or to direct the vote: 131; (3) sole power to dispose or to direct the disposition: 1,559,722; and (4) shared power to dispose or to direct the disposition: 131.  The 400,000 shares that are subject to options are not included in these numbers. The 131 shares of Class A Common Stock to which Mr. Duncan holds shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, are owned by Missy, LLC, an Alaska limited liability company that is owned 25% by Mr. Duncan, 25% by Dani Bowman, Mr. Duncan’s wife, and 50% by the Neoma Lowndes Trust (of which Amanda Miller, Mr. Duncan’s daughter, is a 50% beneficiary).  Mr. Duncan disclaims beneficial ownership of all but 25% of the shares of Class A Common Stock held by Missy, LLC.

(c)           All transactions in shares of Class A Common Stock or Class B Common Stock by Mr. Duncan during the past 60 days are reflected in Item 4 of this Tenth Amendment.

(d)           Under the terms of the 401(k) Plan, the shares of Class A Common Stock and Class B Common Stock are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the 401(k) Plan for the benefit of Mr. Duncan.  The Issuer’s existing bank loan agreements and other debt instruments contain provisions that prohibit the payment of certain dividends.

(e)           As of April 10, 2002, Mr. Duncan ceased to be the beneficial owner of more than five percent of the aggregate of the outstanding Class A Common Stock of the Issuer, together with the number of shares of Class B Common Stock of the Issuer that Mr. Duncan beneficially owned.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The text of Item 6 of the Schedule 13D is amended and supplemented to include the following at the end of such Item 6:

The Voting Agreement expired on or before June 7, 2001.

As stated in Item 4 above, Mr. Duncan entered into the Share Exchange Agreement with Mr. Walp pursuant to which, effective as of the Event Date, Mr. Duncan conveyed 201,893 shares of Class A Common Stock to Mr. Walp in exchange for 201,893 shares of Class B Common Stock from Mr. Walp.

Item 7.  Material to be Filed as Exhibits

No revisions.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2010
Date

/s/ Ronald A. Duncan
Signature

Ronald A. Duncan
Name / Title